LETTERHEAD OF SBS TECHNOLOGIES, INC.
7401 Snaproll NE
Albuquerque, NM 87109
(505) 875-0600

July 12, 2005

VIA EDGAR AND OVERNIGHT COURIER

Mr. Craig D. Wilson
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4-6
450 Fifth Street, N.W.
Washington, DC 20549-0406

RE: SBS Technologies, Inc.
Form 10-K for the fiscal year ended June 30, 2004; and Form 10-Q for the fiscal quarter ended March 31, 2005
File No. 001-10981

Dear Mr. Wilson:

We have reviewed your comment letter dated June 29, 2005, sent to SBS Technologies, Inc. ("SBS" or the "Company") with respect to your review of SBS' Form 10-K for the fiscal year ended June 30, 2004 filed on September 13, 2004, and SBS' Form 10-Q for the fiscal quarter ended March 31, 2005 filed on May 10, 2005.

Our response to each comment set forth in your comment letter is included below. For your convenience, the Staff's comments have been stated below in their entirety, in bold, with the responses to a particular comment set out immediately under the comment.

  Staff Comment: We note that you classified amortization of intangible assets, including acquired technology, within operating expenses. Tell us how you considered Question 17 of the SFAS No. 86 Implementation Guide in determining that classification of the amortization for acquired technology and any related impairment charges as cost of sales was not necessary.

  Company Response: SBS designs and builds embedded computer products. Based on our review and analysis of SFAS No. 86, we did not consider the guidance applicable to our business. We reached this conclusion principally because we sell embedded computer components and are not in the business of selling software. As a result, we have not followed the guidance in SFAS No. 86.

  Based on your comment, we reconsidered all of our intangible assets, including acquired technology, and believe that the only assets which could potentially fall under the guidance of SFAS No. 86 are our license agreements. The license agreements capitalized on our books relate to amounts paid to third parties to incorporate their firmware or drivers into our embedded computer products. At the date acquired, we recorded the amounts paid for these license agreements as intangible assets with a finite life in accordance with the guidance of APB Opinion No. 17 (superseded by SFAS No. 142), which we believed was appropriate. Once capitalized, we classified these license agreements as intangible assets together with all other intangible assets, consistent with Concepts Statement No. 5, because we believed grouping items with essentially similar characteristics was appropriate. As a result of these assets having similar characteristics, we recorded and presented amortization expense in the income statement together with all other intangible asset amortization expense. We also provided prominent disclosure of the accounting for intangible assets in the notes to the consolidated financial statements. In conclusion, we believed that the combined presentation of our intangible assets and the presentation of all of our intangible asset amortization expense as a separate line in our income statement within operating expenses was appropriate to provide full disclosure to the readers of our consolidated financial statements and that this disclosure was not misleading.

  Upon review of paragraph 17 of the implementation guide to SFAS No. 86, we believe that the presentation of the amortization expense for our license agreement intangible assets may have been more appropriately reported as a component of costs of sales. Based on review of the activity reported in our June 30, 2004 Form 10-K, we noted that the amortization expense for such license agreements during the years ended June 30, 2004, 2003 and 2002 was approximately $494,000, $597,000 and $424,000, respectively, which represents 0.37%, 0.52% and 0.35% of sales and gross profit, respectively. As a result, we do not believe that an amendment to our previously filed documents is necessary as this reclassification would have no impact on sales, operating income, net income or earning per common share. However, we will change the classification of amortization expense for our license agreements as cost of sales on a prospective basis in our Form 10-K for the fiscal year ended June 30, 2005 for all years presented.

  Staff Comment: Your disclosure indicates that your inventories are valued at standard cost which approximates the lower of weighted average cost or market. We also note from disclosure under Note 4 that you recorded write-downs of approximately $15 million in inventory in 2002. Please explain how you determined that standard cost approximates lower of weighted average cost or market and tell us your process for valuing inventory. Also, tell us how often the Company conducts an inventory valuation and tell us how you considered footnote 3 of ARB 43 in determining that such valuations are at reasonable intervals.

  Company Response: We account for our inventories using a standard cost system, and we believe the carrying value approximates the lower of weighted average cost or market. Our current accounting procedures incorporate the routine monitoring of purchase price variances, often performed daily, and we investigate all significant price variances as they occur. The determination of an appropriate standard cost is dependent on the number of units purchased (standard order quantity) and several other factors. However, upon review of the purchase price variances, any significant standard cost adjustments are recorded throughout the period as adjustments to the inventory carrying amount. In addition, at the end of every quarter, we update the standard costs for all component parts in inventory to ensure that our standard costs reflect current conditions (i.e. weighted average cost). Thus, we believe the frequency at which we review our standard costs to ensure they approximate weighted average cost is sufficient and consistent with the guidance and requirements of footnote 3 of ARB 43.

  In addition, we evaluate the carrying value of our inventory on a quarterly basis at or near the balance sheet date to determine whether we have any excess or obsolete inventory on hand. A number of factors are evaluated by inventory and product personnel, including those discussed in our critical accounting policy disclosures in our Form 10-K, to ascertain whether or not a write-down in value for a given product is required. We perform this review to ensure that the carrying value of our inventory is not in excess of current market conditions to ensure compliance with our policy of the lower of weighted average cost or market. As noted in your comment, in fiscal 2002, we recorded inventory write-downs for the reasons discussed in our Form 10-K. Once the carrying value of inventory is written down, our policy is that the cost for such items is not written back up in accordance with SAB 100.

  Staff Comment: Please tell us whether you are using SOP 97-2 or SAB 104 in recognizing revenue on your product sales and explain your revenue recognition policy for each major type of arrangement. Also, tell us how you considered paragraph 2 of SOP 97-2 in determining that software included in your products sales is incidental to the product as a whole.

  Company Response: We apply the revenue recognition guidance in SAB 104 to the sale of our embedded computer products. Revenues are recorded upon the fulfillment of a customer purchase order, and revenue recognition is dependent upon the shipping terms which dictate when title passes from SBS to the customer. The majority of our products are shipped to customers under the terms FOB origin; however, we do ship products to certain customers under FOB destination terms. For all FOB destination shipments, revenue recognition is deferred until the goods arrive at the customer's location, which we verify by review of the orders with the carrier (UPS, FedEx, etc.). Occasionally, the terms of customer purchase orders contain customer acceptance provisions which may preclude SBS from recognition of revenue upon shipment. SBS' policy for recognition of revenue when customer acceptance provisions exist is to defer revenue recognition until acceptance by the customer unless we demonstrate the product shipped met the customer specified criteria upon shipment, provided all other revenue recognition criteria were met. In these situations, we evaluate the terms of the transactions prior to reaching the conclusion regarding revenue recognition. Our evaluations consider several factors, including but not limited to, historical experience with the same specifications and functionality of the particular product being shipped, whether conditions under which the customer intends to operate the equipment can be effectively replicated, as well as discussions with project managers or engineers to determine whether the product shipped meets the customer's specifications. We believe our policy in these instances is consistent with the guidance in SAB Topic 13A3 - question 1(d).

  In connection with the sale of SBS' embedded computer products, we often provide software drivers, board support packages and other specialized tools which enable the use of our products in specific applications. However, we are not in the business of selling software and we do not sell software separate from our board level products or systems. Our marketing efforts are focused specifically on embedded computer products. Any software contained within our embedded computer products does not function separately and is not sold or marketed separately. All firmware and/or software drivers provided with our products are designed to work specifically with SBS products only and will not work with embedded computer products provided by another vendor. Thus, we believe that software contained within our embedded computer products (embedded computer boards or fully integrated systems) is incidental to the product as a whole and meets the definition of "incidental to the product as a whole" provided in paragraph 2 of SOP 97-2.

  Staff Comment: We note your disclosure that revenue from product sales is recognized upon shipment to customers and upon the transfer of title to customers. Describe your typical shipping terms and indicate when title passes to customers.

  Company Response: As noted in our response to comment number 3, revenues are recorded upon the fulfillment of a customer purchase order, and revenue recognition is dependent upon the shipping terms which dictate when title passes from SBS to the customer. The majority of our products are shipped to customers under the terms FOB origin in which title passes to the buyer upon shipment; however, we do ship products to certain customers under FOB destination terms. For all FOB destination shipments in which title passes to the buyer upon receipt at the buyer's location, revenue recognition is deferred until the goods arrive at the customer's location. We did not believe that disclosure of our customary shipping terms (i.e. FOB shipping point) within our accounting policy note was necessary or meaningful to a reader because we do have some FOB destination transactions, even though they are much less frequent than FOB origin transactions. However, we will provide additional disclosure of our customary shipping terms going forward, but we do not believe that the addition of this information represents a material change to our previously filed documents.

  Staff Comment: Tell us whether your arrangements include contingencies such as return rights, price protection, stock rotation rights, etc., and tell us how you account for such contingencies. Describe significant assumptions, material changes and reasonably likely uncertainties.

  Company Response: Our terms and conditions of sale to customers other than foreign distributors, consisting of our standard terms and conditions and separately negotiated terms and conditions with OEM customers, do not include any contingencies for return rights, price protection, or stock rotation rights. Our customers only have the right to return defective products for repair or replacement under our standard product warranties, which we account for in accordance with SFAS No. 5.

  Our agreements with 33 of our 35 foreign distributors are consistent with our standard terms and conditions and do not include any contingencies for return rights, price protection, or stock rotation rights. However, 2 out of 35 of our foreign distributors operate under legacy agreements which contain stock rotation rights limited to 5% of trailing twelve-month purchases from SBS but no other arrangements for either return rights or price protection. One of these customers does not stock SBS inventory, and sales to the other customer have been less than 0.50% of total consolidated sales for each period presented in the Form 10-K. In addition, we have never had any product returns from either of these customers. Based on our historical activity and our knowledge of these customers, we believed the likelihood of any significant product returns was remote. As a result, we did not record any contingent liabilities related to these limited stock rotation rights.

  Staff Comment: We note from your disclosures in the Business discussion for Sales and Marketing, that in certain foreign countries, you sell products through distributors. Please tell us how you recognize revenues under arrangements with distributors. Tell us how these arrangements differ from arrangements with original equipment manufacturers, if at all. Also, tell us if you offer distributors any incentives such as discounts or stock rotation rights and if so, tell us how you account for such consideration.

  Company Response: Consistent with our response to comment number 3 above, we apply the revenue recognition guidance in SAB 104 to the sale of our embedded computer products to our customers, including foreign distributors. Revenues are recorded upon the fulfillment of a customer purchase order, and revenue recognition is dependent upon the shipping terms which dictate when title passes from SBS to the customer. The foreign distributors we utilize to sell our products in certain foreign jurisdictions are SBS' customers for such product sales. Thus, we bill and collect receivables from our foreign distributors and the terms we provide to them are consistent with terms provided to original equipment manufacturers.

  As noted in our response to comment number 5 above, our agreements with 33 of our 35 foreign distributors are consistent with our standard terms and conditions and do not include any contingencies for return rights, price protection, or stock rotation rights. However, 2 out of 35 of our foreign distributors operate under legacy agreements which contain stock rotation rights limited to 5% of trailing twelve-month purchases from SBS but no other arrangements for either return rights or price protection. One of these customers does not stock SBS inventory, and sales to the other customer have been less than 0.50% of total consolidated sales for each period presented in the Form 10-K. In addition, we have never had any product returns from either of these customers. Based on our historical activity and our knowledge of these customers, we believed the likelihood of any significant product returns was remote. As a result, in accordance with SFAS No. 5, we did not record any contingent liabilities related to these limited stock rotation rights.

  Our agreements with foreign distributors contain provisions for sales discounts from list prices in connection with their purchase of our products. We account for all discounts from list prices as a reduction of revenue when the associated revenue from those product sales is recognized in our income statement in accordance with the guidance in EITF Issue 01-09. We do not offer any other form of sales incentives to our customers, including both original equipment manufacturers and foreign distributors.

  Staff Comment: We note your statement that the chief executive officer and chief financial officer have concluded that the Company's disclosure controls and procedures were effective "subject to the limitations above." We further note your statement that "a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the controls system's objectives will be met." Please tell us if the Company's disclosure controls and procedures were designed to provide a reasonable assurance level of achieving their objectives. Also, tell us what consideration you have made to include this information in your Item 9.A disclosure pursuant to Section II F. 4 of Management's Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33- 8238.htm.

Company Response: We believe that our disclosure controls and procedures are designed and effective at the "reasonable assurance" level of achieving their objectives. We concluded this upon review of our controls and procedures after consideration of the limitations of any internal control system as described in U.S. auditing standards (AU section 319).

During the preparation of Item 9A in our Form 10-K for the year ended June 30, 2004, we did review and consider the guidance included in SEC Release No. 33-8238 and we believe that our conclusions regarding our controls evaluation were in compliance with the release. In addition, we believe that our disclosures to inform the reader of the inherent limitations of internal control were presented in a manner that was not confusing to readers of the report. We believe that it is appropriate to inform the readers of the report that internal controls provide reasonable, not absolute, assurance that the control objectives will be met consistent with the limitations of an entity's internal control as described in U.S. auditing standards (AU section 319).

Based on interpretation of your comment, we believe we could achieve additional clarity by modifying our conclusion paragraph to more clearly indicate that our disclosure controls and procedures are effective at the "reasonable assurance" level as opposed to being "subject to the limitations noted above." Accordingly, upon determination that our disclosure controls and procedures are operating effectively in the future, we will, in future filings, document our conclusion as follows. "Based on our controls evaluation (with the participation of our CEO and CFO), as of the end of the period covered by this report, our CEO and CFO have concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities Exchange Commission rules and forms."

General Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:
  the company is responsible for the adequacy and accuracy of the disclosure in the filings;
  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Company Response: The Company supplementally acknowledges to the Staff that the Company is responsible for the adequacy and accuracy of the disclosure in the filings that the Company makes with the Staff. In addition, the Company supplementally acknowledges to the Staff that any Staff comments or changes to disclosure in response to Staff comments in the Company's filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. Furthermore, the Company supplementally acknowledges to the Staff that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at (505) 875-0600.

Very truly yours,

/S/ Clarence W. Peckham

Clarence W. Peckham
Chief Executive Officer

cc: James E. Dixon (SBS, Executive VP, Chief Financial Officer)
Bruce Castle (SBS, VP General Counsel)